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                             May 23, 2022

       Mark D. Schindel
       Chief Financial Officer
       Iroquois Valley Farmland REIT, PBC
       708 Church Street, Suite 234
       Evanston, Illinois 60201

                                                        Re: Iroquois Valley
Farmland REIT, PBC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 17, 2022
                                                            File No. 024-11881

       Dear Mr. Schindel:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Brett Heeger, Esq.